SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                         to
Commission file number 001-14617
A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
ANDREW PROFIT SHARING TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its executive office:
ANDREW CORPORATION
3 Westbrook Corporate Center, Suite 900
Westchester, Illinois 60462
(Address of principal executive offices and zip code)
(708) 236-6600
(Registrant’s telephone number, including area code)

Andrew Profit Sharing Trust
Financial Statements and Supplemental Schedule
Years Ended September 30, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Trustees
Andrew Profit Sharing Trust
We have audited the accompanying statements of net assets available for benefits of Andrew Profit Sharing Trust as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Chicago, Illinois
January 18, 2006

Andrew Profit Sharing Trust
Statements of Net Assets Available for Benefits

	September 30
	2005	2004

Assets
Investments, at fair value	$245,915,120	$238,086,364
Receivables:
Andrew Corporation and subsidiaries cash contributions	2,225,606	1,192,512
Andrew Corporation and subsidiaries noncash contributions	—	1,322,488

Net assets available for benefits	$248,140,726	$240,601,364

See notes to financial statements.

Andrew Profit Sharing Trust
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30
	2005	2004

Additions
Contributions:
Andrew Corporation and subsidiaries — cash	$7,135,723	$6,034,833
Andrew Corporation and subsidiaries — noncash	—	1,322,488
Participants	12,953,972	11,852,329

	20,089,695	19,209,650
Dividend and interest income	6,487,196	4,469,332
Transfers from other plans	11,694	37,956,833
Net appreciation in fair value of investments	11,764,422	19,500,728

Total additions	38,353,007	81,136,543

Deductions
Benefit payments and distributions	30,737,999	43,885,754
Administrative expenses	75,646	71,227

Total deductions	30,813,645	43,956,981

Net increase	7,539,362	37,179,562
Net assets available for benefits:
Beginning of year	240,601,364	203,421,802

End of year	$248,140,726	$240,601,364

See notes to financial statements.

Andrew Profit Sharing Trust
Notes to Financial Statements
Years Ended September 30, 2005 and 2004
1. Description of the Plan
General
The following description of the Andrew Profit Sharing Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.
The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company’s profits and to save systematically.
In 2005, the Company acquired ATC Tower Services Inc. (ATC) and Xenicom. Effective January 1, 2005, approximately 315 former ATC employees became eligible to participate in the Plan. Effective March 1, 2005, two former Xenicom employees became eligible to participate in the plan. In 2004, the Company acquired MTS Wireless Components, LLC (MTS), and Channel Master LLC (Channel Master). Effective June 1, 2004, approximately 85 former employees of MTS became eligible to participate in the Plan, and effective July 3, 2004, approximately 330 former employees of Channel Master became eligible to participate in the Plan.
Contributions
The Company’s profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Company’s Board of Directors. The Company’s profit-sharing contribution was $2,350,606 in 2005. Forfeitures in the amount of $125,000 were used to reduce this contribution to $2,225,606. The Company’s profit-sharing contributions were $2,645,000 in 2004. Effective for Plan year 2005, Company profit-sharing contributions were allocated to participants’ accounts based on the participants’ investment elections. Prior to Plan year 2005, the Company was permitted to direct all or a portion of the contribution to the Andrew Stock Fund. In 2005, 100% of the profit-sharing contribution was allocated based on participants’ elections (cash). In 2004, 50% of the profit-sharing contribution was allocated to the Andrew Stock Fund (noncash). The remaining 50% was allocated based on participants’ elections (cash). Participants must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. For the 2005 Plan year, participants who were former employees of ATC and Xenicom were eligible to receive a profit-sharing contribution based on compensation received subsequent to January 1, 2005.

Andrew Profit Sharing Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Each participant’s maximum contribution under the Plan is 50% of annual gross earnings. Participants who contribute 3% or more of their gross earnings receive a Company-matching contribution equal to 3% of their gross earnings. Beginning in Plan year 2005, matching contributions are allocated to participants’ accounts based on the participant’s investment elections. Prior to the 2005 Plan year, the Company could direct all or a portion of the matching contributions to the Andrew Stock Fund. In 2005 and 2004, 100% of the contribution was allocated based on participants’ elections.
Investment Options
Participants may elect to contribute to various investment fund options offered by the Plan. Effective July 20, 2005, the Company Stock Fund-Accumulation Account was frozen to new investments. No future contributions or transfers will be made to this account; however, participants can withdraw from the account. A Brokerage Account feature is available whereby participants self-direct funds into various mutual funds, common stocks, and government securities. Participant contributions cannot be directed to the Brokerage Account; however, vested portions of account balances of other investment funds can be transferred into the Brokerage Accounts.
Individual Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, (b) the Plan’s earnings, and (c) forfeited balances of terminated participants’ nonvested profit-sharing accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
A participant may borrow from the Plan at terms deemed appropriate by the trustees. Loan amounts may not exceed limitations specified by the trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant’s total outstanding loan balance is limited to the lesser of: (1) 50% of the participant’s vested account balance under the Plan; or (2) $50,000 reduced by the participant’s highest loan balance during the preceding 12 months. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

Andrew Profit Sharing Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
Upon the termination of a participant, distribution may be made in a lump sum. Active participants with five years or more of Plan participation may take in-service withdrawals of up to 50% of any profit-sharing contributions credited to their account on or after October 1, 2003, subject to certain restrictions.
Vesting
Participants are immediately vested in their contributions, plus actual earnings thereon. A participant is vested in Company-matching and profit-sharing contributions, plus actual earnings (losses) thereon, as follows:

Years of Service	Vested Percentage

Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100
Partial Plan Termination
During the 2004 Plan year, a significant number of active participants were reduced due to restructuring activities. All affected participants who were not 100% vested became 100% vested.
Forfeitures
Any forfeitures attributable to profit-sharing accounts are used to reduce future profit-sharing contributions. Any forfeitures attributable to Company-matching accounts are used to reduce future Company-matching contributions. The amount of unallocated forfeitures at September 30, 2005 and 2004, was $133,901 and $454,888, respectively. Of the $133,901 forfeiture balance at

Andrew Profit Sharing Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
September 30, 2005, $125,000 was used to reduce the 2005 profit-sharing contribution. The balance was carried forward into 2006. Of the $454,888 forfeiture balance at September 30, 2004, $282,567 was reallocated to participants, and $130,000 was used to reduce the 2004 profit- sharing contribution. The balance was used to reduce 2005 matching contributions.
2. Significant Accounting Policies
Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in mutual funds are based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units of the common collective trust funds (including the American Century Stable Asset Fund and in 2004 only, the Gartmore Morley Stable Value Fund) is based on quoted redemption values. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Loans to participants are stated at their outstanding principal amount, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
All costs and expenses with regard to independent fund managers and purchase and sale of investments are incurred by the Plan. Other costs, primarily loan origination and brokerage account fees, are charged directly to affected participants and amounted to $75,646 and $71,227 for 2005 and 2004, respectively. Administrative and general expenses, including audit fees, investment advice service fees, and payroll costs of Plan administration, totaling approximately $173,000 for 2005, were paid directly by the Company and are, therefore, not reflected in the accompanying financial statements.

Andrew Profit Sharing Trust
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended September 30
	2005	2004

Andrew Corporation common stock	$(3,315,614)	$6,645,382
Mutual funds	14,793,360	13,373,085
Common stocks	145,376	—
Other	141,300	(517,739)

	$11,764,422	$19,500,728

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	September 30
	2005	2004

Andrew Corporation common stock	$40,987,425	$55,141,099
American Century Income & Growth Fund	27,310,822	16,937,874
American Century Stable Asset Fund	38,950,482	40,600,176
American Century Equity Income Fund	15,269,680	14,494,434
PIMCO Total Return Fund	14,873,727	13,561,151
Vanguard Institutional Index Fund	23,927,944	22,144,144
Dodge & Cox Stock Fund	18,459,952	13,268,472

Andrew Profit Sharing Trust
Notes to Financial Statements (continued)
4. Plan Termination
The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated October 17, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. With respect to certain in-service distributions, the Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
6. Risks and Uncertainties
The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Andrew Profit Sharing Trust
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN #36-2092797 Plan #001
September 30, 2005

	Number of	Current
Identity of Issue	Shares/Units	Value

Common stock
Andrew Corporation*	3,370,235	$37,343,331

PIMCO Funds
Total Return Fund	1,396,229	14,873,727

American Century Investment*
Equity Income Fund	1,874,123	15,269,718
Income & Growth Fund	859,665	27,310,822
Small Cap Value Fund	503,913	5,502,629
Brokerage Account		12,905,910

SEI Trust
American Century Stable Asset Fund*	38,950,482	38,950,482

Vanguard
Institutional Index Fund	212,577	23,927,944
Mid Cap Index Fund	65,993	5,223,522
Small Cap Index Fund	91,489	2,625,075

Dodge & Cox Funds
Stock Fund	135,176	18,459,952

American Funds
Europacific Growth	257,046	10,277,241
Growth Fund of America	246,277	7,371,503

Andrew Profit Sharing Trust
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) (continued)
EIN #36-2092797 Plan #001
September 30, 2005

	Number of	Current
Identity of Issue	Shares/Units	Value

Morgan Stanley
Small Company Growth Fund	575,608	$7,807,272

Artisan Funds
Artisan Mid Cap Fund	341,161	10,524,912

Participants loans* (1)	—	7,541,080

Total investments		$245,915,120

*	Indicates party in interest to the Plan.

(1)	Varying maturities with interest rates ranging from 4% to 13%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 22, 2006	By:	/s/ Marty R. Kittrell

Marty R. Kittrell
Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)
Andrew Corporation